Exhibit 99.2

N E W S   R E L E A S E

TALISMAN ENERGY SELLS NON-CORE DUTCH ASSETS

CALGARY, Alberta – September 3, 2008 – A wholly-owned subsidiary of Talisman Energy Inc. has entered into an agreement with Total Holdings Nederland B.V. to sell Talisman’s entire non-operated interests in the Dutch sector of the North Sea for US$480 million, excluding working capital.

“We continue to focus Talisman’s portfolio in line with our new strategy,” said John A. Manzoni, President and Chief Executive Officer. “With the earlier sale of our Danish assets and now this transaction, the emphasis in the North Sea will be on positioning our UK assets as a firm production base and growing our Norwegian business.”

These interests in the Dutch sector of the North Sea include 10.25% of the K4b/K5a licence, 20.273% of the K5b licence and 8% of the E18a licence. Talisman’s production from the fields in 2007 averaged approximately 23 mmcfe/d, with year end proved reserves of approximately 43 bcfe.

The sale is subject to the usual government and third party consents.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                              Christopher J. LeGallais
& Investor Communications                                                                                     Senior Manager, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                             Phone:  403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                       Email:  tlm@talisman-energy.com

19-08

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans;

•	expected sale of a subsidiary of Talisman and timing; and

•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding oil and gas reserves, business plans for drilling, exploration, development~~,~~ and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to uncertainties as to the availability and cost of financing and changes in capital markets, the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the abilities of the parties to complete the transactions generally.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves.  Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading ‘Note Regarding Reserves Data and Other Oil and Gas Information’ in Talisman’s Annual Information Form.
The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this press release reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.

McfE Conversion

Throughout this press release, the calculation of thousand cubic feet of gas equivalent (McfE) is at a conversion rate of one barrel of oil for six thousand cubic feet (mcf) of natural gas and is based on an energy equivalence conversion method. McfE may be misleading, particularly if used in isolation. An MdfE conversion ratio of 1 bbl:6 mcf is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross Production

Talisman makes reference to production volumes throughout this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.